CUSIP No. G21107 100	13D/A	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

ORDINARY SHARES, $.0001 par value per share

(Title of Class of Securities)

G21107 100

(CUSIP Number)

Yuen Kam
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.
(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

October 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. G21107 100	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,561,516
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,561,516
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,561,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,140,147 ordinary shares outstanding as of August 20, 2012.

CUSIP No. G21107 100	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,179,557
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 48,179,557
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,179,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.1%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,140,147 ordinary shares outstanding as of August 20, 2012. Assumes conversion of all 7% senior unsecured convertible notes due 2017 held by the Reporting Person.

CUSIP No. G21107 100	13D/A	Page 4 of 9 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 ( “Amendment”) relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of China Cord Blood Corporation, an exempted company incorporated under the law of the Cayman Islands with limited liability (the “Issuer” or “CCBC”). This Amendment is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Holdings Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 9, 2009 and as amended by Amendment No. 1 thereto filed on June 23, 2011, Amendment No. 2 thereto filed on September 30, 2011, Amendment No. 3 thereto filed on April 12, 2012 and Amendment No. 4 thereto filed on May 2, 2012 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3.  Source and Amount of Funds and Other Consideration.

As more fully described herein, pursuant to a convertible note purchase agreement (the “Purchase Agreement”), dated as of September 18, 2012 by and between the CCBC and Golden Meditech, Golden Meditech purchased 7% senior unsecured convertible notes in the aggregate principal amount of US$50 million (the “Convertible Notes”), which are immediately convertible into Ordinary Shares (the “Conversion Shares”) at a conversion price of $2.838 per ordinary share (the “Conversion Price”). The closing occurred on October 3, 2012.

The aggregate amount of funds used to purchase the Notes was US$50 million. Approximately US$38 million of these funds was provided from borrowings by Golden Meditech under a Facility Agreement dated September 25, 2012 (as amended, supplemented or otherwise modified from time to time, the "Facility Agreement") with, among others, Taiwan Cooperative Bank, Ltd., Hong Kong Branch, as facility agent, pursuant to which, among other things, the Lenders (as defined in the Facility Agreement) have agreed to make loans or otherwise to extend credit to Golden Meditech upon the terms and subject to the conditions specified in the Facility Agreement, including the requirement that Golden Meditech enter into a Pledge Agreement dated September 25, 2012 (the “Pledge Agreement”) to pledge as security for such loans (a) all right, title and interest of Golden Meditech as a holder in and to (i) the Convertible Notes and all other rights in respect of the Convertible Notes, (ii) all rights of Golden Meditech to exercise conversion rights and remedies under the Convertible Notes and the Purchase Agreement and to require performance by CCBC in respect of the Convertible Notes, and (iii) all certificates, instruments or other documents evidencing or representing the same, (b) all right, title and interest of Golden Meditech in and to the Conversion Shares and all membership, partnership and similar equity interests issued to Golden Meditech by CCBC with respect to the Convertible Notes, whether certificated or uncertificated, together with all capital and other accounts maintained by Golden Meditech with respect to such Conversion Shares or equity interests and all income, gain, loss, deductions and credits allocated or allocable to such accounts, (c) all right, title and interest of Golden Meditech in and to all present and future payments, proceeds, dividends, distributions, instruments, compensation, property, assets, interests and rights in connection with or related to the collateral listed in clauses (a) and (b) above, and all monies due or to become due and payable to Golden Meditech in connection with or related to such collateral or otherwise paid, issued or distributed from time to time in respect of or in exchange therefor and (d) all right, title and interest in, to and under the Registration Rights Agreement (as defined below) (collectively, the “Pledged Collateral”). The remaining approximately US$12 million was provided by internal funds of Golden Meditech.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Golden Meditech acquired the Convertible Notes in order to provide financing to CCBC and to acquire beneficial ownership of a sufficient number of Ordinary Shares that, together with the current beneficial ownership of Ordinary Shares of itself and the other Reporting Person, would represent more than 50% of the outstanding Ordinary Shares (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), enable it to assert control over CCBC by, among other things, influencing management and taking one or more actions specified in clauses (a) through (j) of Item 4 and limit potential dilution of Golden Meditech’s equity interest in the event of any conversions of the US$65 million in aggregate principal amount of CCBC’s 7% Senior Convertible Notes due 2017 held by KKR China Healthcare Investment Limited (the “KKR Notes”).

Golden Meditech acquired the Convertible Notes because it believes that the acquisition of beneficial ownership of additional Ordinary Shares is consistent with its intent to assert control over the Issuer. In addition to providing Golden Meditech with the opportunity to increase its equity interest in CCBC, the Reporting Persons believe that the resulting increase in Golden Meditech’s equity interest in CCBC will put the Reporting Persons in a better position to enhance the value of their collective interest in CCBC for the benefit of Golden Meditech’s shareholders by, among other things, influencing management of CCBC or pursuing a transaction with or involving CCBC or the Reporting Persons’ interests in CCBC and to limit potential dilution of Golden Meditech’s equity interest in the event of any conversions of the outstanding KKR Notes.

The Reporting Persons intend to review their investment in CCBC on a continuing basis. Depending on various factors, including but not limited to CCBC’s financial position and strategic direction, price levels of the Ordinary Shares (including relating to the Conversion Price), conditions in the securities markets, any conversion of the KKR Notes and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in CCBC as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Purchase Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares, dispose of some or all of their Ordinary Shares or continue to hold Ordinary Shares (or any combination or derivative thereof).

In addition, without limitation, and subject to the terms of the Purchase Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to CCBC, the foregoing is subject to change at any time. Except as set forth above or contained in the agreements filed as exhibits to the Statement or as has been publicly announced by CCBC or the Reporting Persons, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G21107 100	13D/A	Page 5 of 9 Pages

Item 5.  Interest in Securities of the Company.

(a)    Golden Meditech beneficially owns an aggregate of 48,179,557 Ordinary Shares, representing approximately 53.1% of the total issued and outstanding Ordinary Shares based on 73,140,147 Ordinary Shares outstanding as of August 20, 2012 and assuming conversion of all Convertible Notes beneficially owned by such Reporting Person. GM Stem Cells beneficially owns an aggregate of 30,561,516 Ordinary Shares, representing approximately 41.8% of the total issued and outstanding Ordinary Shares based on 73,140,147 Ordinary Shares outstanding as of August 20, 2012.

(b)    None of the Reporting Persons share voting or dispositive power over any Ordinary Shares.

(c)    The transaction dates, number of Ordinary Shares purchased or sold and the average price per Ordinary Share for all transactions by the Reporting Persons in the Ordinary Shares within the last 60 days are set forth below. All such transactions were open market transactions over the New York Stock Exchange.

Name of Reporting Person	Date	Number of Ordinary Shares Purchased	Average Price Per Share

GM Stem Cells	8/6/12	400	$2.40
GM Stem Cells	9/24/12	9,681	$2.60

As described in Item 3 above, on September 18, 2012, Golden Meditech entered into the Purchase Agreement with CCBC and on October 3, 2012 completed the purchase of the Convertible Notes.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person, other than pursuant to an enforcement of rights under the Pledge Agreement to the Pledged Collateral.

(e)    Not applicable.

CUSIP No. G21107 100	13D/A	Page 6 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, on September 18, 2012, Golden Meditech entered into the Purchase Agreement with CCBC and on October 3, 2012 completed the purchase of the Convertible Notes.

Terms of the Convertible Notes

The Convertible Notes are senior unsecured obligations of CCBC, will mature on the fifth anniversary of the issuance date and are not redeemable prior to maturity at the option of CCBC. The outstanding principal of the Convertible Notes is convertible at any time or times until maturity, in whole or any portion which is an integral multiple of $1,000,000, into the Conversion Shares at the Conversion Price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the Convertible Notes at the rate of 7% per annum, provided that upon redemption, CCBC is obligated to pay a redemption amount calculated to provide a 12% internal rate of return on the unconverted portion of the Convertible Notes. From and after the thirtieth day following the occurrence (or immediately in the case of a bankruptcy related event of default), and during the continuance, of an event of default under the Convertible Notes, the interest rate shall be increased to twenty-two and one-half percent (22.5%) per annum.

Events of default under the Convertible Notes include:

•	the suspension from trading or failure of the Conversion Shares to be listed on the New York Stock Exchange or another eligible market for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period, except where such suspension or failure of the Ordinary Shares to be listed is due to a technological problem;

•	failure to deliver the Ordinary Shares upon conversion within five trading days or notice of its intention not to comply with a request for conversion;

•	failure to pay to the holder any amount of principal or interest when and as due for a period of at least fifteen days;

•	continuance of any default which has not been cured or waived for a period of thirty days under, or acceleration following default prior to maturity of, any indebtedness in excess of $7,000,000 of CCBC or any subsidiary (other than with respect to the Convertible Notes);

•	certain events of bankruptcy involving CCBC or any subsidiary;

•	breaches of any covenant or other term or condition of the Convertible Notes in any material respect, for thirty days following CCBC having become aware of its occurrence;

•	an event or series of events that has or reasonably could be expected to have, a material adverse effect if such consequences have not been cured within thirty days; or

•	a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against CCBC or any subsidiary and which judgments are not, within thirty days after the entry thereof, vacated, bonded, discharged or stayed pending appeal, or are not discharged within thirty days after the expiration of any stay.

Additional payments on the Convertible Notes will be made in the event CCBC pays any cash dividends in excess of the interest payable on the Convertible Notes on an as converted basis for any financial year.

The Convertible Notes contain customary ongoing covenants of CCBC, including negative covenants, and any amendment or waiver thereof requires the affirmative consent of a majority in interest of the holders of all outstanding Convertible Notes, provided that no such amendment or waiver may affect the principal or interest payable under the Convertible Notes or change the maturity thereof or any conversion or redemption rights to which the Notes are entitled without the affirmative vote or written consent of each holder of the Convertible Notes affected thereby.

As described in Item 3, the Convertible Notes together with the additional Pledge Collateral have been pledged by Golden Meditech to the security agent under the Pledge Agreement as security for borrowings under the Facility Agreement, which description is incorporated by reference into this Item 6.

CUSIP No. G21107 100	13D/A	Page 7 of 9 Pages

Governance Arrangements

Pursuant to the Purchase Agreement, so long as the investment value maintained by Golden Meditech exceeds $20 million (calculated with reference to the Convertible Notes and any Conversion Shares issued upon conversion thereof), Golden Meditech will be entitled to designate one of the members of CCBC’s board of directors and have access to certain confidential information of CCBC. Upon the closing of the purchase of the Convertible Notes by Golden Meditech on October 3, 2012, Mr. Yuen Kam was appointed to the Board of Directors of CCBC in accordance with the requirements of the Purchase Agreement. In addition, so long as such investment value is maintained by Golden Meditech, CCBC will not, without the affirmative consent of Golden Meditech (such matters are referred to hereinafter as the “Veto Rights”):

•	change the scope of the principal business of CCBC; approve the development of any new line of business; or enter into any business other than such principal business;

•	except for any amendment required by law, amend, modify or waive any provisions of its charter documents which may reasonably be deemed to affect the Convertible Notes or the rights of the holders under the Convertible Notes;

•	acquire or dispose of assets other than in the ordinary course of business;

•	enter into any joint venture or partnership with, or otherwise acquire any interest in the equity securities of, any person other than a wholly-owned subsidiary;

•	change the size or composition of the board of directors of CCBC or the board of directors of any subsidiary or any committee thereof;

•	approve any budget or business plan of CCBC or any material subsidiary or any modification thereto;

•	approve the employment or termination of, or compensation agreements for any senior officer, or determine the compensation (including without limitation cash and stock option compensation) of any director or director of a subsidiary or any member of a committee of the board of directors of CCBC or the board of directors of any subsidiary;

•	incur any indebtedness (other than amounts payable under the Convertible Notes) such that the outstanding indebtedness is in excess of $87 million (or its equivalent in other currencies) in the aggregate for CCBC on a consolidated basis;

•	change CCBC’s auditors to a firm not considered one of the “Big Four” accounting firms as of the date hereof, or any successor thereto; or

•	redeem or repurchase any equity securities of CCBC or any subsidiary except pursuant to CCBC’s existing repurchase program.

Registration Rights Agreement

The Conversion Shares and any additional ordinary shares acquired by Golden Meditech or its affiliates (the “Registrable Securities”) are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into between CCBC and Golden Meditech. CCBC is required to file a shelf registration statement within 120 days after receipt of a written request from holders of Registrable Securities for such registration, provided the request relates to at least 1 million Ordinary Shares. In the event that not all of the Registrable Securities are included in the shelf registration statement, CCBC may also be required to file one demand registration statement for an aggregate of at least 1 million Ordinary Shares. If CCBC breaches certain of its obligations under the Registration Rights Agreement (including any of those related to the requirement to timely file registration statements and including the Ordinary Shares issuable upon conversion of the Convertible Notes in any applicable registration statement), CCBC will be obligated to pay liquidated damages, up to a maximum of 5% of Golden Meditech’s total investment.

CUSIP No. G21107 100	13D/A	Page 8 of 9 Pages

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1.	Agreement as to Joint Filing of Schedule 13D*

Exhibit 2.	Agreement and Plan of Merger, Conversion and Share Exchange dated as of November 3, 2008 (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-155579) filed with the Securities and Exchange Commission by Pantheon Arizona Corp. on April 8, 2009).

Exhibit 3.	Lock-up Agreement dated as of April 12, 2012*

Exhibit 4.	Confirmation of Lock-up Agreement dated as of April 26, 2012.*

Exhibit 5.	Convertible Note Purchase Agreement dated September 18, 2012 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on September 18, 2012).

Exhibit 6.	7% Senior Convertible Note due 2017 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on October 3, 2012).

Exhibit 7.	Registration Rights Agreement dated October 3, 2012 (incorporated by reference to Exhibit 4.3 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on October 3, 2012).

Exhibit 8.	Facility Agreement dated September 25, 2012.**

Exhibit 9.	Pledge Agreement dated September 25, 2012.

*Previously filed.

** Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

CUSIP No. G21107 100	13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2012

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Tile:	Chairman and Chief Executive Officer